PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File No. 82-4025

"At Home in North America"

GLOBEX

RECEIVED

16,680,950 shares issued and outstanding

2007 JUN 25 A 5:29

SUPPL

June 13, 2007

OFFICE OF INTERNATIONAL CORPORATE FINANCE

GLOBEX'S UPDATES FINANCIAL PROSPECTS FOR NEXT 12 MONTHS

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX).** At the request of several shareholders, Globex is providing a financial projection of expected near term revenue streams.

First of all, business is going extremely well, with the cash and shares held by Globex providing Globex with sufficient capital to advance our projects and grow. As to development and exploration expenditures on Globex properties or royalty properties, Globex expects somewhere in the order of **$125,000,000** to be spent over the next 12 months with no investment by Globex.

The following is a synopsis of cash and shares held by Globex as of noon June 12, 2007:

PROCESSED

JUN 28 2007

THOMSON FINANCIAL

Cash on hand (approximate)		$3,000,000
Shares at market value		$4,070,000
Net receivable (approximate)		$ 650,000
	Sub-total	**CAD $7,720,000**

In addition, prior to year end, Globex anticipates the receipt of the following cash and shares. Note: Share prices at delivery may vary due to market conditions.

First Metals Inc. (3,200,000 shares @ $1.25) plus $250,000		$4,250,000
Silver Capital (400,000 shares @ 2.50 Euros)		$1,415,000
	Sub-total	**CAD $5,665,000**

Globex also expects to receive significant royalties and net profit interests from at least 2 projects starting this year, **generating some $7.5 Million** annually, at current metal prices.

The first will be from the zinc mines in Tennessee held by Strategic Resource Acquisition Corporation. The mines are projected to enter production in the fourth quarter of 2007. Globex is slated to receive, based on today's zinc price, 1.4% of all contained zinc production at no cost to Globex. Zinc is presently quoted at CAD$1.78/lb.

Globex also receives a 2% Gross Metal Royalty from the Fabie Bay copper deposit being brought to production by First Metals Inc. Copper is currently trading at CAD$ 3.44/lb. In addition, Globex is to receive 10% of the Net Profits generated by the Fabie Bay copper mine and later by the Magusi River copper, zinc, gold, silver mine, after recoupment of up to CAD$10,000,000 of capital cost.

Globex also anticipates a royalty stream to start this year from the Russian Kid Gold Mine which is now shipping material for processing at the Xstrata Horne smelter (not included in the following summary).

Two other smaller scale projects may also generate cash this year, the Rousseau Gold Deposit and the Lyndhurst #1 Zone silica-copper zone.

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Lastly, Globex anticipates continuing to receive option revenue in cash and shares from other partners. Calculating a reliable revenue estimate is difficult as we do not know which cash payments will be made and if share payments are made, what their unit value will be. Considering this, no amount has been projected for 2007 option payments which, in 2006, grossed $1,900,000.

Conclusion

All in all, we are extremely pleased with our projected financial position, especially considering the small number of Globex shares issued (16,680,950 common shares) and the fact that junior exploration companies are not expected to be self-sufficient and generate cash flow.

Summary

Current Cash & Shares	$ 7,720,000
Anticipated within next 12 months	
Cash and Shares	$ 5,665,000
Royalties	$ 2,220,250
NPI Revenue	$ 2,000,000
Total	**CAD $17,605,250**

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

The information in this press release has been prepared as at June 12, 2007. Certain statements contained in this press release constitute "forward-looking statements" and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, the words "anticipates or anticipated", "approximate", "projected," "slated," "possible" "expects" and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: statements regarding timing and other assumptions; estimates of future mineral production and sales; statements and information as to the projected development of certain ore deposits, and estimates of the timing of such development and production or decisions with respect to such development and production; the anticipated timing of events with respect to the Company's royalties; statements and information regarding the sufficiency of the Company's cash resources; and other statements and information regarding anticipated trends with respect to the Company's capital resources and results of operations. Such statements and information reflect the Company's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.

Many factors, known and unknown could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, and other costs; currency fluctuations; mining risks; risks associated with governmental and environmental regulation; the volatility of the Company's stock price and the price of shares held by the Company.

The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

END